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                                 LAW OFFICES OF
                                 IWONA J. ALAMI
                       620 NEWPORT CENTER DR., SUITE 1100
                         NEWPORT BEACH, CALIFORNIA 92660
                                  (949)760-6880
                               FAX: (949) 495-9927
                            E-MAIL: ALAMILAW@AOL.COM

                                  July 19, 2007

Kevin Woody
Branch Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

    Re:   AMARU, INC. (THE "COMPANY")
          FILE NO. 0-32695
          Form 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
          --------------------------------------------------------

Dear Mr. Woody:

     The Company responds to the Staff's comment letter dated July 2, 2007 by enclosing for filing via Edgar electronic filing system a copy of this letter. The Staff's comments are addressed by their corresponding numbers and are accompanied by the Company's responses thereto. The Company's responses have been prepared by the Company with the assistance of their accountants and auditors.

Form 10-KSB for the fiscal year ended December 31, 2007
-------------------------------------------------------

Financial Statements
--------------------

5.       Intangible Assets, page F-15
-------------------------------------

     1. Approximately $17.6 million out of the $20 million intangible assets with indefinite useful lives refer to the acquisition of only the film library whereby the rights to use the content were acquired in perpetuity from content providers and distributors. The rights to these films are held on a perpetual basis, to be used on a worldwide basis for all territories, for use on the broadband media. The rights to the film library were acquired through various sale and purchase agreements, and which have been classified as having indefinite useful lives since the rights were legally acquired for use in perpetuity by the Company.

The Company is a provider of interactive entertainment on demand over the broadband. The company launches multiple broadband TV websites streaming to PCs, television screens (via set-up boxes), and 3G (Third generation) devices (via wireless technology). The Company currently utilizes its acquired film library for use on all its broadband TV websites

The acquired film library consists of content that is wholesome and appealing to families and audiences of all ages worldwide. The film library includes a wide range of genres such as movies, television serials, documentaries, animation and others, many of which have nostalgic value and which the company believes will continue to be in demand with its viewers.

Through the film library, the Company expects to derive revenues directly from the following sources:

a) Using the content and the websites for advertising and subscription revenues.
b) Licensing and syndication of the content.

Also, other associated revenues that could be derived from the viewership to the sites include e-commence revenues such as online shopping and travel; and provision of turnkey solutions and platforms with content for potential clients.

The broadband markets are fast growing worldwide. The Company believes that the fast increasing adoption of broadband technology and the ever-increasing bandwidth has pushed the expansion of the online on-demand broadband entertainment market, resulting in a boom in the online advertising market and subscription VOD market. (Refer to 10KSB, pages 12 and 13 for the elaboration on the markets.)

In line with the growth in the broadband markets, the Company expects the demand for content to increase. The Company believes that content, old and new, will continue to have appeal. The acquired film library would provide a ready and wide base of content for the Company's broadband TV websites as it continually rolls out on a worldwide basis, and it will be supplemented with other licensed content.

The $2.4 million in software license refers to the license to operate an E-commerce platform in Singapore as well the first right of refusal in some of the Asian countries, whereby the Company would be able to use the platform consisting of the Trading Program, the System and the Intellectual Property in the designated territory should it exercise the license. No definite period was given for exercise of the license, or expiry of the license for the E-commerce platform. Hence the license was deemed to be on an indefinite life basis. E-commerce forms part of the company's strategy to tap its viewership base to derive online shopping and trading revenues from consumers.

Both the film library and software license for which the Company deem that it have an indefinite useful life are not amortized, but instead tested for impairment in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Valuations were performed for the assessments of impairment of these assets, which reflected a value higher than its cost.

2. Duly noted. The Company confirms that it will comply with Staff's request in all future filings.

6. Investments Available for Sale, page F-16

3. Duly noted. The Company confirms that it will comply with Staff's request in all future filings.



Very truly yours,

/s/ Iwona J. Alami